          Filed by Extended Systems Incorporated (Commission File No. 000-23597)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                           Registrant: Palm Inc.
                                                 (Commission File No. 000-29597)
                                  Subject Company: Extended Systems Incorporated



PRESS RELEASE
MARCH 6, 2001


MEDIA CONTACTS:                                         PR2001-20


Ronni Sarmanian                              Jimmy Johnson, IR
Palm, Inc.                                   Palm, Inc.
415.509.7598                       408.326.0234

Joanne Taylor                      Karla K. Rosa, IR
Extended Systems, Inc.             Extended Systems, Inc.
208.322.7575 ext. 6015             208.322.7575 ext. 6045


EDITOR'S NOTE: The webcast, which will be held at 3 p.m. PST, can viewed at www.e-conference.com/palm/announcement_030601


                 Palm Accelerates Mobile and Wireless Strategy
                      with Acquisition of Extended Systems

                Strengthens Multiplatform Enterprise Solutions;
                     Creates Market-Focused Business Groups


SANTA CLARA, Calif., March 6, 2001 -- Palm, Inc. (Nasdaq: PALM), a leading provider of handheld computers, today executed on another leg of its mobile and wireless strategy with a definitive agreement to acquire Extended Systems Incorporated (NASDAQ: XTND), a leading mobile solutions vendor in the enterprise space.

This strategy takes Palm beyond its traditional strength serving individual users, to encompass enterprise solutions. Extended Systems' product offerings represent the "glue" that binds the wealth of enterprise applications with easy-to-use handheld computers, which can now be managed by corporate information officers (CIOs).

Under the terms of the definitive agreement, Extended Systems' stockholders will receive shares of Palm valued at $22 per Extended Systems' share, subject to a collar described below. The transaction values Extended Systems at approximately $264 million on a fully diluted basis.

Importantly, this acquisition will make Palm a unique vendor that can provide both handheld computers and enterprise-class mobile infrastructure software and support for multiple operating systems, including Palm OS, Pocket PC, Windows CE, EPOC, and RIM. This comprehensive, behind-the-firewall solution supports groupware and business applications -- enhancing overall organizational productivity and controlling costs.

In a related move to sharpen customer focus, Palm created three strategic business groups - the Enterprise Solutions Group, the Individual Solutions Group, and the Platform Solutions Group.

"Palm intends to be as popular with CIOs as it is with individuals," said Carl Yankowski, Palm's chief executive officer. "Palm will be unmatched in its ability to deliver information to individual users and large organizations using a Palm solution or any mobile operating system or handheld device."

"Extended Systems and Palm share a vision and have complementary products and culture. Together we significantly strengthen our ability to serve the needs of the explosive enterprise market," said Extended Systems CEO, Steve Simpson. "This move is a natural evolution as we join to create one end-to-end solution from a single vendor. It's a win-win for customers, employees and stockholders."

Extended Systems' prominence in the mobile enterprise market strengthens Palm's position, and brings Palm the opportunity to enhance its handheld device business, and, for the first time, sell mobile infrastructure software, services and support. Noted analysts project that the server sync segment of the enterprise market alone could exceed $1 billion by 2003./(1)/ These new revenue sources also provide high margin business opportunities for Palm.

In addition to Extended Systems' mobile data management and Bluetooth wireless connectivity products, the acquisition will provide Palm with a strong engineering staff experienced in the enterprise market, as well as a worldwide sales force, strategic partners, and a large installed base of enterprise customers -- including British Airways, International Paper Company, Cadbury Schweppes, Daimler Chrysler, and Orange.

Under the terms of the agreement, Extended Systems' stockholders will receive a number of Palm shares based on the average closing price for Palm for the 10 trading days ending two business days prior to the Extended Systems' stockholders' meeting. If the average closing price of Palm stock is between $16.60 and $22.00 per share, Extended Systems' stockholders will receive a number of shares equal to $22.00 per share divided by the Palm average closing price. If the average price is at or above $22.00, Extended Systems' stockholders will receive one Palm share for each Extended Systems' share; if the average price is at or below $16.60, Extended Systems' stockholders will receive 1.325 Palm shares for each Extended Systems' share. Palm will account for this transaction using the purchase method of accounting. The transaction is subject to regulatory and Extended Systems stockholder approvals, and is expected to close in June 2001.

Benefits to Stakeholders
------------------------

The acquisition of Extended Systems provides Palm with key assets that advance Palm's enterprise leadership goals. Palm believes its ability to provide CIOs with an end-to-end mobile services infrastructure will accelerate the rate of enterprise adoption.

Extended Systems gains critical value-add elements for its enterprise customers -- including applications, devices and mobile and wireless expertise. Extended Systems also benefits from Palm's deeper relationships with alliance partners, brand strength, marketing power, and financial resources. Together, the companies can deliver a single, comprehensive solution for the enterprise. This will simplify work for CIOs by providing them with widely used tools to deliver mobile and wireless access to the multitude of handheld devices -- of any type -
- in their organizations.

Palm's strategic partners and the more than 145,000 registered developers that support the Palm Economy will benefit from Palm's increased focus on large organizations. Palm plans to extend the Palm platform and establish a new set of APIs for behind-the-firewall enterprise services.

Individuals who use their Palm handheld devices at home and work will benefit from more services and applications, as broad synchronization and infrastructure standards spread from enterprises to ISPs and portal providers.

Extended Systems, based in Boise, Idaho, employs approximately 380 individuals worldwide. For the second quarter ended December 31, 2000, Extended Systems reported revenue of $13.9 million and a net loss of $1.6 million or $0.15 per share. Revenue from mobile information management (MIM) software for the second quarter was $6.4 million, an increase of 69 percent over MIM software revenue in the same quarter of the prior year.

Extended Systems is a leader in data synchronization and management and wireless connectivity technologies. Extended Systems and Palm are active members of the Bluetooth SIG. Extended Systems has licensed Bluetooth software to leading mobile device manufacturers including Palm, 3Com, Motorola, Hewlett-Packard Company, Fujitsu and Xircom. Currently, Extended Systems has Internet and print server businesses; however, Extended Systems plans to exit those businesses and focus on the enterprise technology solutions previously described.

Strategic Business Groups Increase Customer Focus
-------------------------------------------------

To better embrace the much larger enterprise team gained through the acquisition, and focus the appropriate resources on all its customers, Palm has aligned its organization's structure around three new business groups, effective immediately.

The Palm Enterprise Solutions Group (ESG), which will incorporate most Extended
    -------------------------------------
Systems employees as well as Palm's current Enterprise Market Segment organization, led by Jerry Jalaba, will be managed by Extended Systems President Steve Simpson, as general manager when the transaction closes. Until that time, Jalaba will continue in his current role in Palm Enterprise management. ESG will be responsible for all Palm's enterprise solutions, including the new mobile services infrastructure business.

The Palm Individual Solutions Group (ISG) includes Palm's primary solutions
         --------------------------------
(handheld devices, content, and mobile and wireless access). It is responsible for Palm's handheld products for individuals, such as consumers, students, and other professionals. Palm's Chief Marketing Officer Satjiv Chahil leads this group until a permanent general manager is named.

The Palm Platform Solutions Group (PSG) is being managed by Alan Kessler, who
         ------------------------------
already has responsibility for the Palm OS, licensing and partnerships. He becomes the unit's general manager.

Barry Cottle, who successfully created and incubated Palm's Content and Access, business becomes Palm's Chief Internet (Net) Officer (CNO), responsible for Internet alliances, reporting directly to Yankowski. He is also responsible for all ISG marketing, reporting to Chahil.

"The acquisition of Extended Systems lets us fine-tune our organizational structure around a total solutions approach that focuses on customers," said Yankowski. "This structure will enhance how we interact with all of our customers, and dramatically improve our ability to execute on our mobile and wireless strategy."

Palm in the Enterprise
----------------------

Historically, Palm handhelds have been embraced by employees bringing their devices into the work environment. According to Palm's customer surveys, more than 40 percent of Palm handheld units are paid for or reimbursed by companies; and 80 percent of Palm handhelds are synced at work. Hundreds of companies have approved Palm handhelds on their standards lists -- 140 of which are among the U.S.'s Fortune 500. According to IDC analysts, less than 10 percent of the devices are being deployed to enterprises by a centralized organization. But these analysts estimate that the "company deployed" segment of the market will grow significantly faster than the overall handheld market by 2003.

Having shipped more than 11 million devices, Palm is the leading provider of handheld computers. In the first half of 2000, IDC credits Palm with 68 percent worldwide market share of "personal companions."/(2)/

Additional Information and Where to Find It
-------------------------------------------

In connection with the proposed transaction, Palm will file a registration statement on Form S-4, including a proxy statement-prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement-prospectus, when they become available because they will contain important information about the proposed merger. Investors should read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Palm with the Securities and Exchange Commission at the Securities and Exchange Commission's website at http://www.sec.gov. Free copies of the registration statement (when
           ------------------
available) and other documents filed by Palm with the Securities and Exchange Commission may also be obtained from Palm.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy-statement prospectus, when available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 20, 2000. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov and from Extended Systems.
------------------

About Extended Systems
----------------------

Extended Systems is a leading provider of mobile information management solutions that enable users to access, collect, synchronize, and print information on demand. The company's products include data synchronization and management software, short-range wireless connectivity products (Bluetooth and IrDA-compliant), and client/server database management systems with remote access capabilities. Extended Systems' customers and key relationships include 3Com, Palm, IBM, Intel, Microsoft, Compaq, Motorola, Ericsson, Hewlett-Packard, Agilent, Sharp, NEC, and Toshiba.

Founded in 1984, Extended Systems has offices and subsidiaries in the United States and worldwide. For more information, visit the company website at www.extendedsystems.com.
-----------------------

About Palm, Inc.
----------------

Palm, Inc. is a pioneer in the field of mobile and mobile and wireless Internet solutions and a leading provider of handheld computers, according to IDC/(2)/. Based on the Palm OS(R) platform, Palm's handheld solutions allow people to carry and access their most critical information with them wherever they go. Palm(TM) handhelds address the needs of individuals, enterprises and educational institutions through thousands of application solutions.

The Palm OS platform is also the foundation for products from Palm's licensees and strategic partners, such as Franklin Covey, Handspring, IBM, Kyocera, Sony, Symbol Technologies, and TRG. Platform licensees also include Nokia and Samsung. The Palm Economy is a growing global community of industry-leading licensees, world-class OEM customers, and more than 145,000 innovative developers and solution providers that have registered to develop solutions based on the Palm OS platform. Palm went public on March 2, 2000. Its stock is traded on the Nasdaq national market under the symbol PALM. More information is available at http://www.palm.com.
--------------------

                                     # # #

/(1)/  Wireless Data--In Sync, Robertson Stephens, December 28, 2000

/(2)/ "Battle at Hand: The Smart Handheld Devices Market Forecast and Analysis 2000 - 2004," December 2000.


Palm OS is a registered trademark and Palm is a trademark of Palm, Inc. or its subsidiaries.


This press release contain forward-looking statements about the impact of Palm's acquisition of Extended Systems. These statements are subject to many risks and uncertainties, including regulatory review and approval of the transaction, approval by the Extended Systems stockholders, the need for the company to successfully integrate Extended Systems' employees, products and operations, the need for the combined company to successfully develop new products and services, and the demand for mobile and wireless products. Additional risks will be set forth in a Registration Statement on Form S-4, to be filed with the SEC in connection with this transaction in the coming weeks.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the consummation of the Merger, future financial and operating results of the combined company and benefits of the pending merger between Palm and Extended Systems. The proposed merger remains subject to a number of conditions, including approval by the stockholders of Extended Systems, and antitrust regulatory approvals. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Palm and Extended Systems; costs related to the proposed merger; labor integration issues; the economic environment of the software and mobile computing industry; and the general economic environment. More detailed information about these factors is set forth in the reports filed by Palm and Extended Systems with the Securities and Exchange Commission. Neither Palm or Extended Systems is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed transaction, Extended Systems and Palm will jointly file a proxy statement-prospectus and Palm will file a registration statement on Form S-4, each with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS SHOULD READ THE PROXY STATEMENT / PROSPECTUS BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Palm and Extended Systems with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the proxy statement-prospectus (when
------------------
available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems by directing a request to Extended Systems, Attention: Heather Markum,, (208) 322-7575.

Extended Systems and its directors and certain of its executive officers may be deemed, under sec rules, to be soliciting proxies from Extended System's stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC on March 7, 2001, and available free of charge at the SEC website and public reference rooms, and from the Extended Systems contact named above.